QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
For the Quarterly Period Ended September 30, 2004

E.ON AG
E.ON US Holding GmbH
E.ON US Investments Corp.
LG&E Energy LLC
(Name of Registered Holding Company)

E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
(Address of Principal Executive Offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Dr. Rainer Liesen
General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany

E.ON AG

FORM U-9C-3
For the Quarter Ended September 30, 2004

i

        This report covers the quarter ended September 30, 2004.

Item 1.—ORGANIZATION CHART

Name of Reporting Company		Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held		Nature of Business
	E.ON AG	(a)	6/16/00	Germany	n/a		Holding Company
	E.ON US Holding GmbH	(a)		Germany	100%		Intermediate Holding Company; subsidiary of E.ON AG
	E.ON US Investments Corp.	(a)	12/2/00	Delaware	100%		Intermediate Holding Company; subsidiary of E.ON US Holding GmbH
1.	LG&E Energy LLC+	(a)	12/ /03	Kentucky	100%		Intermediate Holding Company; subsidiary of E.ON US Investments Corp.
1.1	LG&E Energy Marketing Inc.	Energy	4/18/84	Oklahoma	100%		Power Marketing
1.1.1	Woodlands Technology, LLC	Energy		Texas	15%		Development of software for energy-marketing activities
1.2	LG&E Capital Corp.	(a)	4/26/91	Kentucky	100%		Non-Utility Holding Company
1.2.1	LG&E Credit Corp.	Energy	7/11/97	Kentucky	100%		Consumer Lending Services
1.2.2	LG&E Home Services Inc.	Energy	1/22/96	Kentucky	100%		Appliance Repair and Warranty
1.2.3	Airborne Pollution Control Inc.	Energy	12/10/98	Alberta, Canada	4.9%		Pollution and Waste Control Technology
1.2.4	FSF Minerals Inc.	Energy	12/28/98	Kentucky	100%		Owner of Coal Reserves
1.2.5	LG&E Power Monroe LLC	*		Delaware	100%		Inactive
1.2.6	LG&E International Inc.	Energy	11/8/93	Delaware	100%		Management and Holding Company
1.2.6.1	LG&E Power Services LLC	Energy	6/29/01	Delaware	100%		Power facilities management and operations
1.2.7	WKE Corp.	(a)	5/1/98	Kentucky	100%		Investment Holding Company
1.2.7.1	LCC LLC	Energy	3/2/99	Kentucky	100%		Owns Options on Mineral Rights
1.2.7.2	FCD LLC	Energy	2/17/00	Kentucky	100%		Owns Options and Actual Riparian Rights
1.2.8	LG&E Power Inc.	(a)	5/7/80	Delaware	100%		Holding Company for Non-Utility Investments
1.2.8.1	LG&E Power Operations Inc.	Energy	6/8/82	California	100%		Power Project Ownership, Management & Development
1.2.8.1.1	LG&E Power 5 Incorporated	*	3/31/83	California	100%		Inactive
1.2.8.1.2	Babcock-Ultrapower West Enfield	*	unknown	California	17	% gp	Inactive
1.2.8.1.3	Babcock-Ultrapower Jonesboro	*	unknown	California	17	% gp	Inactive
1.2.8.1.4	LG&E Power 14-Buena Vista	*	unknown	California	45	% gp	Inactive
1.2.8.1.5	LG&E Power 16 Incorporated	(a)	8/3/99	California	100%		Indirect Owner of Generation Facilities
1.2.8.1.6	LG&E Power Roanoke Incorporated	(a)	8/3/89	California	100%		Indirect Owner of Generation Facilities
1.2.8.1.6.1	LG&E Roanoke Valley LP	(a)	3/14/90	California	1 99	% gp(1) % lp(2)	Indirect Owner of Generation Facilities
1.2.8.1.7	Erie Power Partners L.P.	*	11/16/93	California	1 49	% gp % lp	Inactive
1.2.8.1.8	LG&E Power 31 Incorporated	(a)	2/7/95	California	100%		Indirect Owner of Generation Facilities
1.2.8.1.9	LQ GP, LLC	(a)	3/17/01	Delaware	50%		Indirect Owner of Generation Facilities
1.2.8.1.10	LG&E Power 31 Wind Incorporated	(a)	12/19/94	California	100%		Indirect Owner of Generation Facilities
1.2.8.1.10.1	LG&E Power 31 L.P.	(a)	2/95	California	1 99	% gp(3) % lp(4)	Indirect Owner of Generation Facilities
1.2.8.1.11	LQC LP LLC	(a)	3/17/00	Delaware	33 1/3%		Indirect Owner of Generation Facilities
1.2.8.1.12	Westmoreland-LG&E Partners	Energy		Virginia			Owner of interest in QF
1.2.8.1.13	LG&E/Kelso Partners, L.P.	*		California			Inactive
1.2.8.2	American Power Incorporated	*	4/9/87	California	100%		Former Investor in EWG
1.2.8.3	LG&E Power Development Inc.	Energy	12/12/84	California	100%		Development of QFs and EWGs
1.2.8.4	LG&E Crown Inc.	*	4/14/2000	Delaware	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.8.5	LG&E Minor Facilities Inc.	*	4/14/2000	Delaware	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.8.6	Power Tex Parent Inc.	*	4/14/2000	Delaware	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.8.7	Llano Gathering Inc.	*	4/20/2000	New Mexico	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.8.8	Llano Storage Inc.	*	4/20/2000	New Mexico	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.8.9	LG&E Power Gregory I Inc.	(a)	3/30/78	New Mexico	100%		Indirect Owner of Power Project
1.2.8.9.1	Gregory Power Partners LP	Energy	6/1/98	Texas	1 49	% gp(5) % lp(6)	Owner and Developer of Power Project
1.2.8.10	LG&E Power Gregory II Inc.	(a)	5/18/98	Delaware	100%		Indirect Owner of Power Project

1.2.8.10.1	Gregory Partners LLC	Energy	6/2/98	Texas	1 49	%(7) %(8)	Owner and Developer of Power Project
1.2.8.11	LG&E Power Gregory III Inc.	(a)	5/18/98	Delaware	100%		Indirect Owner of Power Project
1.2.8.12	LG&E Power Gregory IV Inc.	(a)	5/18/98	Delaware	100%		Indirect Owner of Power Project
1.2.9	KUCC Grimes Corporation	Energy	7/6/98	Delaware	100%		Former investor in QF development
1.2.10	KU Solutions Corporation	Energy	11/21/95	Kentucky	100%		Energy Marketing and Services

+
LG&E Energy Corp. was merged into LG&E Energy LLC on December 30, 2003. Numerical designations show degree of remoteness from LG&E Energy LLC.
(a)
Directly or indirectly holds securities in energy-related companies
*
Inactive
gp
general partnership interest
lp
limited partnership interest
(1)
directly held by LG&E Power 16 Incorporated
(2)
directly held by LG&E Power Roanoke Incorporated
(3)
directly held by LG&E Power 31 Incorporated
(4)
directly held by LG&E Power 31 Wind Incorporated
(5)
directly held by LG&E Power Gregory IV Inc.
(6)
directly held by LG&E Power Gregory I Inc.
(7)
directly held by LG&E Power Gregory III Inc.
(8)
directly held by LG&E Power Gregory II Inc.

NOTE: Windpower Partners 1994, L.P. was sold on August 20, 2004.

Narrative Description of Activities of Each
Reporting Company during Period

        LG&E Energy Marketing Inc. conducts asset-based energy marketing and trading activities, including brokering and marketing of electric power and natural gas.

        LG&E Capital Corp., directly and through it subsidiaries and affiliates, including WKE Corp., LG&E Power Inc., LG&E Power Operations Inc. and other subsidiaries, is a holding company for non-utility domestic energy and energy related operations, investments, activities and services.

        LG&E Credit Corp. and LG&E Home Services Inc. formerly provided energy-related financing, appliance repair, consumer lighting and other services to customers.

        WKE Corp. and its subsidiaries lease and operate power generation facilities in western Kentucky and associated facilities, including coal or fuel related assets.

        LG&E Power Inc. conducts non-utility domestic energy operations and activities through its subsidiaries and affiliates. These interests or operations relate to domestic power generation facilities in North Carolina (the Power Roanoke entities) and Texas (the Power 31 and Power Gregory entities), all of which are, or are planning to apply to be, EWG's, QF's or both.

        LG&E International Inc. owns interests in FUCOs in Argentina and Spain. A subsidiary, LG&E Power Services LLC, provides operation and maintenance services pursuant to contracts with affiliated and unaffiliated domestic power generation facilities in North Carolina, Texas and Virginia.

Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security*	Issue or Renewal	Cost of Capital	Person to Whom Security was Issued	Collateral Given with Security	Consideration Received for Each Security
LG&E Capital	Money pool loan	$5,545,116*	—	—	Money Pool	N/A	—
LG&E Energy Marketing	Money pool loan	$4,248,994*	—	—	Money Pool	N/A	—

*
Reflects net change in intercompany loans during the reporting period.

        With respect to transactions with an associate company:

Company Contributing Capital	Company Receiving Capital	Capital Amount of Contribution
NONE

Item 3.—ASSOCIATED TRANSACTIONS

Part I.—Transactions Performed by Reporting Companies on behalf of Associate Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
FCD LLC	LCC	Miscellaneous services	$316,986			$316,986
FCD LLC	WKEC	Miscellaneous services	$4,643			$4,643
FCD LLC	LEL	Miscellaneous services	$8,817			$8,817
LCC LLC	LCC	Miscellaneous services	$191			$191
LCC LLC	LEL	Miscellaneous services	$20,213			$20,213
FSF Minerals	LEL	Miscellaneous services	$581			$581
FSF Minerals	LG&E Utility	Miscellaneous services	$1,242,850			$1,242,850
Home Services	Services Company	Miscellaneous services	$283			$283
Home Services	LG&E Utility	Miscellaneous services	$3,753			$3,753
Home Services	LCC	Miscellaneous services	$6,831			$6,831
Home Services	Kentucky Utilities	Miscellaneous services	$112			$112
Home Services	LEL	Miscellaneous services	$1,676			$1,676
LEM	LCC	Miscellaneous services	$305,374			$305,374
LEM	LEL	Miscellaneous services	$71			$71
LG&E Power Inc.	LG&E Power Services	Miscellaneous services	$480,651			$480,651
LG&E Power Inc.	LG&E Power Services	Convenience payments	$317			$317
LG&E Power Inc.	LG&E Power Operations Inc.	Labor related	$22,786			$22,786
LG&E Power Inc.	LG&E Power Operations Inc.	Miscellaneous services	$8,126,295			$8,126,295
LG&E Power Inc.	LG&E Power Operations Inc.	Convenience payments	$28,958			$28,958
LG&E Power Inc.	LG&E Power Roanoke Inc.	Convenience payments	$1,602,000			$1,602,000
LG&E Power Inc.	LG&E Power 11	Miscellaneous services	$8,250			$8,250
LG&E Power Inc.	LG&E Power Gregory IV	Miscellaneous services	$3,468,783			$3,468,783
LG&E Power Inc.	Llano Gathering	Other payments	$150,000			$150,000
LG&E Power Services LLC	LG&E Power Inc.	Other payments	$73			$73
LG&E Power Services LLC	LG&E Power Inc.	Labor related	$23,979			$23,979
LG&E Power Services LLC	LG&E Power Operations	Miscellaneous payments	$1,063			$1,063
LG&E Power Operations	LG&E Power Inc.	Labor related	$2,003			$2,003
LG&E Power Operations	LG&E Power Services	Convenience payments	$2,831			$2,831
LG&E Power Operations	LG&E Power Services	Labor related	$4,679			$4,679
LG&E Power Operations	LG&E Power Roanoke Inc.	Miscellaneous services	$263,312			$263,312
LG&E Power Operations	LG&E Power 16 Inc.	Miscellaneous services	$17,927			$17,927
LG&E Power Operations	Llano Gathering	Convenience payments	$10,791			$10,791
KU Solutions	LEL	Miscellaneous services	$17,058			$17,058
KU Solutions	LCC	Miscellaneous services	$100,799			$100,799
LG&E Power Gregory II	LG&E Power Operations	Miscellaneous services	$25,870			$25,870
LG&E Power Gregory III	LG&E Power Operations	Miscellaneous services	$542			$542
LG&E Power Gregory IV	LG&E Power Operations	Miscellaneous services	$3,477,641			$3,477,641
LG&E Power Gregory I	LG&E Power Operations	Miscellaneous payments	$173,534			$173,534
FSF Minerals Inc.	LCC LLC	Miscellaneous services	$183			$183

Part II—Transactions Performed by Associate Companies on behalf of Reporting Companies.

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
LG&E Utility	Home Services	Miscellaneous services	$13			$13
Kentucky Utilities	KU Solutions	Labor related	$52,783			$52,783
Kentucky Utilities	KU Solutions	Convenience payments	$133,167			$133,167
Services Company	LG&E Power Inc.	Miscellaneous services	$1,254,798	$65,783		$1,320,581
Services Company	LEM	Miscellaneous services	$1,215,172	$347,723		$1,562,895
LEL	KUCC Grimes	Miscellaneous services	$9,353			$9,353
LEL	FCD LLC	Miscellaneous services	$54,242			$54,242
LEL	Home Services	Miscellaneous services	$368			$368
LCC	FSF Minerals Inc.	Miscellaneous services	$1,280,206			$1,280,206
LCC	KU Solutions	Miscellaneous services	$100,614			$100,614
LCC	Home Services	Miscellaneous services	$10,049			$10,049
LCC	LCC LLC	Miscellaneous services	$5,245			$5,245
LCC	FCD LLC	Miscellaneous services	$6,066			$6,066
LEL	LEM	Miscellaneous services	$8,474			$8,474
Company Names:
LEL	LG&E Energy LLC
LCC	LG&E Capital Corp.
LG&E Utility	Louisville Gas and Electric Company
Kentucky Utilities	Kentucky Utilities Company
WKEC	Western Kentucky Energy Corp.
Home Services	LG&E Home Services Inc.
KU Solutions	KU Solutions Corporation
LEM	LG&E Energy Marketing Inc.
Services Company	LG&E Energy Services Inc.
LG&E Power Operations	LG&E Power Operations Inc.

Item 4.—SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of September 30, 2004		$74,165,352,000	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)		$11,124,803,000	Line 2
Greater of $50 million or Line 2		$11,124,803,000	Line 3

Total current aggregate investment*: (categorized by major line of energy-related business)
Energy-related business Category — Rule 58(b)(1)(i)	(1)	$0
Energy-related business Category — Rule 58(b)(1)(ii)	(2)	$0
Energy-related business Category — Rule 58(b)(1)(iv)	(3)	$4,184,755
Energy-related business Category — Rule 58(b)(1)(v)	(4)	$820,532,944
Energy-related business Category — Rule 58(b)(1)(vii)	(5)	$19,976,692
Energy-related business Category — Rule 58(b)(1)(viii)	(6)	$72,716,486
Energy-related business Category — Rule 58(b)(1)(ix)	(7)	$6,516,960

Total current aggregate investment		$923,927,837	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$10,200,875,163	Line 5

*
Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1)
Rule 58(b)(1)(i)—the rendering of energy management services and demand-side management services.

(2)
Rule 58(b)(1)(ii)—the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(3)
Rule 58(b)(1)(iv)—the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(4)
Rule 58(b)(1)(v)—the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(5)
Rule 58(b)(1)(vii)—the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(6)
Rule 58(b)(1)(viii)- the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(7)
Rule 58(b)(1)(ix)—the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

Investments in gas-related companies:

Total current aggregate investment: (categorized by major line of gas-related business)
Gas-related business Category — Rule 58(b)(2)(i)	(1)	$0
Gas-related business Category — Rule 58(b)(2)(ii)	(2)	$0

Total current aggregate investment		$0

(1)
Rule 58(b)(2)(i)—activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2)
Rule 58(b)(2)(ii)—activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5.—OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3	Reason for Difference in Other Investment
Gas related businesses	$22,180,312	$22,298,253	Changes in intercompany advances from 6/30/04 amounts
International investments (Argentine gas distribution and Spanish generation)	$43,068,534	$43,859,518	Changes in intercompany advances from 6/30/04 amounts
Consumer credit investments (LG&E Credit Corp)	$270,341	$269,366	Changes in intercompany advances from 6/30/04 amounts
Unregulated generation investments	$83,147,076	$88,416,157	Changes in intercompany advances from 6/30/04 amounts.

Item 6.—FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements:

Exhibit A    Financial Statements for Reporting Companies.

FS-1	LG&E Home Services
FS-2	LG&E Power Inc. Consolidated
FS-3	LG&E Energy Marketing Inc.
FS-4	KU Solutions
FS-5	LG&E Power Services, Inc.
FS-6	LG&E Power Operations
FS-7	Gregory Partners, LLC
FS-8	Gregory Power Partners, L.P.
FS-9	LG&E Power Gregory I, Inc.
FS-10	LG&E Power Gregory II, Inc.
FS-11	LG&E Power Gregory III, Inc.
FS-12	LG&E Power Gregory IV, Inc.
FS-13	FSF Minerals Inc.
FS-14	LCC LLC
FS-15	FCD LLC
FS-16	Westmoreland-LG&E Partners—Rova II

B. Exhibits:

Exhibit B-1    Copies of contracts required to be provided by Item 3

        None

Exhibit B-2    Officer's Certification

SIGNATURE

        The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned officers thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

E.ON AG E.ON US Holding GmbH E.ON US Investments Corp. LG&E Energy LLC
Date: November 24, 2004	E.ON AG
	By:	/s/ MICHAEL C. WILHELM
	Name:	Michael C. Wilhelm
	Title:	Senior Vice President Accounting
	By:	/s/ KARL-HEINZ FELDMANN
	Name:	Karl-Heinz Feldmann
	Title:	Senior Vice President Legal Affairs, General Counsel

Exhibit B-2

CERTIFICATE

        I hereby certify that the Form U-9C-3 for E.ON AG for the previous quarter has been provided to the state commissions listed below:

  Kentucky Public Service Commission
  211 Sower Boulevard
  Frankfurt, KY 40601

  Virginia State Corporation Commission
  1300 E. Main Street
  Richmond, VA 23219

Date: November 24, 2004	E.ON AG
	By:	/s/ MICHAEL C. WILHELM
	Name:	Michael C. Wilhelm
	Title:	Senior Vice President Accounting
	By:	/s/ KARL-HEINZ FELDMANN
	Name:	Karl-Heinz Feldmann
	Title:	Senior Vice President Legal Affairs, General Counsel

QuickLinks

Table of Contents
  Item 1.—ORGANIZATION CHART
Narrative Description of Activities of Each Reporting Company during Period
  Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
  Item 3.—ASSOCIATED TRANSACTIONS
  Part I.—Transactions Performed by Reporting Companies on behalf of Associate Companies.
  Part II—Transactions Performed by Associate Companies on behalf of Reporting Companies.
  Item 4.—SUMMARY OF AGGREGATE INVESTMENT
  Item 5.—OTHER INVESTMENTS
  Item 6.—FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURE
Exhibit B-2